AS FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                     TO THE
                      REGISTRATION STATEMENT NO. 333-83882
                          AS FILED ON OCTOBER 30, 2002
                                      Under
                          THE SECURITIES ACT OF 1933


                         REDWOOD MORTGAGE INVESTORS VIII
           (Exact name of registrant as specified in its charter)

   CALIFORNIA                         6611                            94-3158788
---------------------             -----------                      -------------
(State or other             (Primary Standard Industrial      (I.R.S. Employer
 jurisdiction of               Classification Code           Identification No.)
 incorporation or                    Number)
 organization)

     900 Veterans Blvd. Suite 500, Redwood City, California 94063 (650) 365-5341
            (Address and telephone number of principal executive offices)

     900 Veterans Blvd. Suite 500, Redwood City, California 94063 (650) 365-5341 (Address of principal place of business or intended principal place of business)

                               Michael R. Burwell
     900 Veterans Blvd. Suite 500, Redwood City, California 94063 (650) 365-5341 (Name, address, including zip code and telephone number, including area code of agent for service)

                                   Copies to:

                              Stephen C. Ryan, Esq.
                             Cox, Castle & Nicholson LLP

                        555 Montgomery Street, Suite 1500
                             San Francisco, CA 94111

                        Approximate date of commencement
                         of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box:     |X|

                     Supplement No. 1 dated January 30, 2003
                    to the Prospectus Dated October 30, 2002

                        Redwood Mortgage Investors VIII,
                        A California Limited Partnership

     The following information updates the Prospectus of Redwood Mortgage Investors VIII, a California limited partnership (the "Partnership") dated October 30, 2002 ("the Prospectus").


     Because this is a supplement it only updates the operations and activities of the Partnership to date. Important additional information regarding the business of the Partnership and the risks involved in investing in the Partnership are contained in the Prospectus. You should carefully read the Prospectus along with this Supplement.


     1. Summary of Partnership Activities. The Partnership is engaged in business as a mortgage lender. The Partnership makes loans to individuals and business entities secured by residential, investment or commercial property. In order to ensure repayment of the loans, the loans are secured by first and second, and in some limited cases, third deeds of trust on the property. For a more detailed discussion of deeds of trust and other factors affecting the loans made by the Partnership, you should carefully review the Section of the Prospectus entitled "CERTAIN LEGAL ASPECTS OF PARTNERSHIP LOANS."


     [X] Initial Offerings. In February, 1993, the Partnership initially offered $15,000,000 of limited partnership units. For ease of reference, we shall refer to limited partnership units as "Units." All Units in the initial Offering were sold and the Offering was terminated in October, 1996. The Partnership received total proceeds from the sale of Units in an amount equal to $14,932,017. In order to sell the Units, the Partnership incurred approximately $12,500 in organizational costs that included certain costs and expenses of organizing and forming the Partnership. We also incurred $569,865 in syndication costs which include certain legal, accounting and broker-dealer fees. Overall, total organization and syndication costs were less than anticipated.


     In September, 1996, we elected to continue offering Units in the Partnership in order to continue to increase the Partnership's loan investment portfolio. By increasing the Partnership's loan portfolio, we increased diversity and added additional safety to the portfolio. In December, 1996, the Partnership began selling Units in its second offering of $30,000,000. This offering closed in August, 2000. All proceeds from the sale of Units were paid directly to the Partnership. As a result, no escrow was established. The Partnership received total proceeds from the sale of Units in an amount equal to $29,992,574. No expenses were incurred for organizational costs to sell the Units. We also incurred $597,784 in syndication costs which included certain legal, accounting and broker-dealer fees. Overall, total organization and syndication costs were less than anticipated.


     In August, 2000, we elected to continue offering Units in the Partnership in order to continue to increase the Partnership's loan investment portfolio. By increasing the Partnership's loan portfolio, we increased diversity and added additional safety to the portfolio. In September, 2000, the Partnership began selling Units in its third offering of $30,000,000. This offering closed in April, 2002. All proceeds from the sale of Units were paid directly to the Partnership. As a result, no escrow was established. The Partnership received total proceeds from the sale of Units in an amount equal to $29,998,622. No expenses were incurred for organizational costs to sell the Units. We also incurred $616,472 in syndication costs which included certain legal, accounting and broker-dealer fees. Overall, total organization and syndication costs were less than anticipated.

     [X] Current Offering. In April, 2002, we elected again to continue offering Units in the Partnership in order to increase the Partnership's loan portfolio. By increasing the Partnership's loan portfolio, we can continue to increase diversity and add additional safety to the Portfolio. In October, 2002, the Partnership began offering Units in its fourth Offering of $50,000,000. This Offering is ongoing. All proceeds from the sale of Units are paid directly to the Partnership. As a result, no escrow has been established.


     [X] Status of Current Offering. As of December 31, 2002, the Partnership had sold $16,315,707 of Units from the current Offering. This brings the total proceeds received from the initial Offerings and the current Offering to $91,238,920 as of December 31, 2002. The Partnership had outstanding loans with a total principal balance of $83,650,455 as of December 31, 2002. As of December 31, 2002, the Partnership had, in connection with its current offering of $50,000,000 of Units, incurred no organizational costs and $287,241 in syndication costs.


     [X] No Adverse Business Development. As of the date of this Supplement, there have been no adverse business developments or conditions in the Partnership, or any prior limited partnerships in which the General Partners are involved, that would be material to a prospective investor.





     2. Financial Statements. Financial Statements of Corporate General Partner. The Balance Sheets of Redwood Mortgage Corp., as of September 30, 2002 and 2001 included in this Supplement have been audited by Armanino McKenna, LLP, independent auditors.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Redwood Mortgage Corp.
Redwood City, California

     We have audited the accompanying balance sheets of Redwood Mortgage Corp. as of September 30, 2002 and 2001. These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Redwood Mortgage Corp. as of September 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Thomas E. Gard
ARMANINO McKENNA  LLP



San Ramon, California
November 15, 2002

                             REDWOOD MORTGAGE CORP.
                                 Balance Sheets
                           September 30, 2002 and 2001

                                                        ASSETS
                                                                                           2002            2001
                                                                                       -------------   -------------
    Cash in bank                                                                          $2,227,797     $1,196,005

    Mutual funds                                                                              97,027        120,497

    Receivables

       Due from affiliates                                                                    53,221         62,721

       Advances to related parties                                                                 -        135,000

       Income taxes refundable                                                                     -         10,127

       Accrued interest                                                                       43,333         26,947

    Fixed assets, net of accumulated depreciation and amortization of $184,502 and
     $155,701, respectively                                                                   72,619         75,868

    Investment in mortgage loans                                                             433,519      1,001,885

    Note receivable - LLC                                                                    250,000        250,000

    Prepaid expenses                                                                          48,257              -

    Deferred costs of brokerage related rights, net
                                                                                           3,881,377      3,643,019
                                                                                       -------------   -------------

       Total assets                                                                       $7,107,150     $6,522,069
                                                                                       =============   =============


                                         LIABILITIES AND STOCKHOLDER'S EQUITY


    Accounts payable and accrued liabilities                                            $     3,757     $     7,557

    Notes payable - partnerships                                                                  -         150,000

    Accrued compensated absences                                                             41,444          24,335

    Deposits                                                                                  3,338           5,000

    Accrued profit-sharing                                                                        -          69,382

    Advances from partnerships                                                            4,078,874       3,870,076

    Deferred income taxes                                                                 1,324,000       1,029,932
                                                                                       -------------   -------------
       Total liabilities                                                                  5,451,413       5,156,282
                                                                                       -------------   -------------

    Stockholder's equity
       Common stock, wholly-owned by The Redwood Group, Ltd., at $4 stated
         value (1,000 shares authorized, issued and outstanding)                              4,000           4,000

       Retained earnings                                                                  1,651,737       1,361,787
                                                                                       -------------   -------------
         Total stockholder's equity                                                       1,655,737       1,365,787
                                                                                       -------------   -------------

         Total liabilities and stockholder's equity                                      $7,107,150      $6,522,069
                                                                                       =============   =============

                             REDWOOD MORTGAGE CORP.
                             Notes to Balance Sheets
                           September 30, 2002 and 2001


1.     Organization

     Redwood Mortgage Corp. (the "Company"), is a wholly-owned subsidiary of The Redwood Group, LTD. (the "Parent"), which is owned by D. Russell Burwell and related parties. Michael R. Burwell, the son of D. Russell Burwell, and Gymno Corporation (owned by the Burwells) are general partners in eight limited partnerships, which invest in high-yield debt instruments, primarily promissory notes secured by deeds of trust on California real estate. In addition, another related company is general partner in a ninth limited partnership. Currently, Redwood Mortgage Corp. is a general partner in only one of the partnerships, Redwood Mortgage Investors VIII.

     As of September 30, 2001, D. Russell Burwell, the founder and principal stockholder of the Parent, retired as President of the Company. Consistent with the preceding, D. Russell Burwell resigned as general partner in the partnerships.

     The Company maintains "trust accounts" to service mortgage investments made principally by the aforementioned nine limited partnerships. As a real estate broker licensed with the State of California, the Company arranges loans with various maturities, all of which are secured by deeds of trust. At September 30, 2002, the Company was servicing a portfolio totaling $117,811,785 owned primarily by the aforementioned partnerships.


2.     Summary of Significant Accounting Policies

       Accrual basis

     The accompanying balance sheets were prepared on the accrual basis of accounting.

       Use of estimates

     In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates that affect the reported amounts of assets and liabilities as of the balance sheet dates. Such estimates relate principally to lives assigned to furniture and equipment and to the period of recoverability of deferred costs of brokerage related rights. Actual results could differ from these estimates.

                             REDWOOD MORTGAGE CORP.
                             Notes to Balance Sheets
                           September 30, 2002 and 2001


2.     Summary of Significant Accounting Policies (continued)

       Deferred costs of brokerage related rights

     Consistent with Accounting Principles Board Opinion # 17, the Company has recognized as an asset rights to act as the mortgage loan broker for various of its affiliated limited partnerships. Such rights result in brokerage commissions to the Company. The initial costs of these rights include fees paid to broker-dealers on behalf of affiliated partnerships. Such costs are being amortized over the anticipated 25 year period that brokerage fee net cash flows are expected to be received in proportion to the expected receipt of these cash flows.

     In accordance with Statement of Financial  Accounting Standards No 121 (FAS
121) as amended by Statement of Financial Accounting Standards No 142 (FAS 142), the Company thereafter evaluates the fair value of these rights to determine if the brokerage rights have been impaired. Fair value is determined based on the estimated brokerage fee net cash flows to be received by the Company over the expected 25 year lives of the partnerships' underlying loan portfolios. It is the Company's experience that the underlying loan portfolios increase as partner capital is raised and accumulated for the first seven years of a partnership's existence, and then will begin to decline gradually over the subsequent 18 years of their estimated lives. If the carrying value of the deferred mortgage brokerage rights exceeds their estimated fair value, an allowance for impairment of value is recognized. The Company has determined that no allowance for impairment was required against its deferred mortgage brokerage rights.

       Cash

     Cash represents cash and short-term, highly liquid investments with original maturities of three months or less.

       Furniture, equipment and leasehold improvements, net

     Furniture, equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed primarily on a straight-line basis over the lesser of the related lease term or the assets' estimated useful lives ranging from 3 to 7 years.

       Income taxes

     The Company's operating results are included in the consolidated tax returns of the Parent, which files its income tax returns on the cash basis of accounting. Income taxes are allocated to the Company by the Parent for those taxes currently payable and those deferred as if the Company were filing separate tax returns. Income taxes are provided for deferred taxes resulting from differences in the timing of reporting revenue and expense items for financial versus tax purposes.

                             REDWOOD MORTGAGE CORP.
                             Notes to Balance Sheets
                           September 30, 2002 and 2001


3.     Partnership Services

     The following are commissions and/or fees derived by the Company from services provided to its affiliated partnerships:

       Loan commissions

     The Company earns loan commissions in connection with the review, selection, evaluation, negotiation and extension of partnership mortgage investments in an amount up to 12% of the mortgage investments until 6 months after the termination date of a partnership offering. Only 1 of the 9 affiliated limited partnerships is in the offering stage. Thereafter, loan commissions are limited to an amount not to exceed 4% of the total partnership assets per year. The loan commissions are paid by the borrowers, and thus, are not an expense of the partnerships.

       Loan servicing fees

     The Company earns loan servicing fees of up to 1/8 of 1% monthly (1.5% annually) of the unpaid principal or such lesser amount as is reasonable and customary in the geographic area where the property securing the mortgage is located.

       Other fees and charges

     The limited partnership agreements provide for other fees such as reconveyance, mortgage assumption and mortgage extension fees. Such fees are incurred by the borrowers and are paid to the Company. In addition, the Company is reimbursed for expenses and clerical costs associated with accounting and related services incurred on behalf of the limited partnerships.

       Subsidies to partnerships

     Occasionally, the Company subsidizes a particular partnership by refunding a portion of the loan servicing fees received from the partnership during the year.

     When the Company issues a subsidy, it may be a general subsidy or a specific subsidy tied to loss concerns on a particular property. If the subsidy is property specific, it may delineate the terms for repayment after the partnership sells the impaired property. The Company is not obligated to provide any subsidies nor does it guarantee a rate of return for the various partnerships.


4.     Advances from Partnerships

     The Company has financed the payment of brokerage related rights with advances from partnerships. These advances are non-interest bearing and are being repaid equally over an approximate ten-year period from the date of the close of a partnership offering.

                             REDWOOD MORTGAGE CORP.
                             Notes to Balance Sheets
                           September 30, 2002 and 2001


4.     Advances from Partnerships (continued)

       Advances from partnerships mature as follows:

         Year Ending September 30:
               2003                                               $ 451,052
               2004                                                 451,052
               2005                                                 451,052
               2006                                                 451,052
               2007                                                 370,997
               Thereafter                                         1,903,669
                                                              --------------
               Total                                             $4,078,874
                                                              ==============


5.     Note Receivable - LLC

     The Company has a convertible note receivable from a limited liability company totaling $250,000 at September 30, 2002 and 2001. The note is currently in the form of a promissory note bearing 8% interest and maturing in January 2004. The Company has the sole discretion to convert the promissory note to a membership interest in the LLC. As of September 30, 2002, the Company had not converted the receivable into an equity investment. It is anticipated that when the LLC's project is complete, the Company will convert the note to an investment in the LLC.


6.     Fixed Assets

       Fixed assets consist of the following at September 30:


                                                                            2002             2001
                                                                        -------------    -------------
          Furniture and equipment                                          $ 189,845        $ 180,925
          Computer software                                                   63,108           46,476
          Leasehold improvements                                               4,168            4,168
                                                                        -------------    -------------
                                                                             257,121          231,569
          Less accumulated depreciation and amortization                   (184,502)        (155,701)
                                                                        -------------    -------------

          Fixed assets, net                                                 $ 72,619         $ 75,868
                                                                        =============    =============



                             REDWOOD MORTGAGE CORP.
                             Notes to Balance Sheets
                           September 30, 2002 and 2001


7.     Income Taxes

     The Company's annual taxable income (loss) is included in the consolidated income tax filing of its parent, The Redwood Group, LTD and its affiliate, A & B Financial Services, Inc. Income taxes are allocated to the Company and reflected in its financial statements as if the Company were filing separate returns.

     The Company has net operating loss ("NOL") carry forwards available of approximately $800,000 for Federal tax purposes and approximately $100,000 for California tax purposes. The NOLs were generated in fiscal years ended September 30, 1998, 1999, and 2001 and can be carried forward twenty years for federal tax purposes and five years for California purposes.

       Significant components of the Company's net deferred tax liability includes the following:

                                                    2002                2001
                                               --------------     --------------
   Cash to accrual differences                       $ 31,400         $ (64,800)
   Deferred costs of brokerage related rights       1,662,800          1,560,700
   State deferred taxes                             (117,700)           (95,800)
   Net operating loss carryforwards                 (286,000)          (369,700)
   Other                                               33,500              (468)
                                               --------------     --------------
                                                   $1,324,000         $1,029,932
                                               ==============     ==============



8.     Investment in Mortgage Loans

     At September 30, 2002 and 2001, the Company had investments in mortgage loans as follows:

                            Fiscal Year
                            of Maturity
                           September 30,            2002                2001
                          --------------        -------------      -------------
   Mortgage loans             2003                   $245,000            $     -
   Mortgage loans             2004                          -             40,000
   Mortgage loans             2005                    100,000             68,500
   Mortgage loans             2006                          -                  -
   Mortgage loans             2007                     88,519            893,385
                                                -------------      -------------
                                                     $433,519         $1,001,885
                                                =============      =============

     The average interest rates of the mortgage loans were 11.18% and 11.73% as of September 30, 2002, and 2001, respectively. All loans are due in lump sum balloon payments, and interest payments on mortgage loans are current. The properties securing the loans are all located in the San Francisco Bay Area. The fair value of the mortgage loans approximates the carrying value.

                             REDWOOD MORTGAGE CORP.
                             Notes to Balance Sheets
                           September 30, 2002 and 2001


9.     Related Party Transactions

       Partnership transactions

     As described in Notes 1 and 3, the Company's main source of revenue is from originating and servicing mortgage obligations from nine limited partnerships whose general partners are related to the Company (one such general partner is the Company). The Company has received advances from these limited partnerships to help finance the costs of brokerage related rights.

     During  the  year,  the  Company  assigned  approximately  80%  of  a  note
receivable  to  Redwood  Mortgage   Investors  VIII.  The  amount  assigned  was
approximately $810,000.

       Advances

     Advances are periodically made to employees of the Company or their relatives. At September 30, 2001, an advance of $135,000 had been made to a related party.

       Investment in mortgage loans

     Included in investment in mortgage loans was a mortgage loan to an officer with an outstanding balance at September 30, 2001 of $68,500. This amount was transferred to The Redwood Group, Ltd. during 2002.


10.    Concentrations of Risk

       Cash in bank

     Cash deposits at September 30, 2002, that exceeded federal insurance limits (up to $100,000), were $1,957,579.

       Mortgage loans

     The mortgage loans described in Note 8 are secured by properties located in the San Francisco Bay Area. Fluctuations in the value of real estate in the San Francisco Bay Area could significantly affect the underlying security value of these mortgage loans. Fluctuations in general property values also affect the performance of mortgage investments in the affiliated limited partnerships.

                             REDWOOD MORTGAGE CORP.
                             Notes to Balance Sheets
                           September 30, 2002 and 2001


11.    Commitments

     Beginning March 1, 2001, the Company contracted with an independent service bureau for computer processing services for the partnership accounting function at approximately $4,750 per month for 36 months. The contract is subject to renewal at the end of its term. The Company receives reimbursement of a major portion of its computer processing expenses from the nine limited partnerships.

     The Company is a guarantor on a line of credit for one of the partnerships. The line of credit provides for borrowings up to $20,000,000 at .25% over prime. The balance on the line of credit at September 30, 2002 and 2001, was $18,250,000 and $11,025,000, respectively. Should the Partnership choose not to renew the line of credit, the balance would be converted to a three year fully amortized loan.


12.    Operating Leases

     In 2001, the Company entered into several noncancelable operating leases for office space that expire in June 2004. The leases require monthly rent of $4,950 with stated annual rent increases. The Company also has an option to renew these leases for an additional three years.

     In 2002, the Company entered into a noncancelable operating lease agreement for office space to replace their current space. The lease terminates July 29, 2009. The lease requires monthly payments of $14,083, with stated annual increases. The Company also has the option to renew this lease for an additional five years.

       Noncancelable future minimum lease payments under these leases as of September 30, 2002, are as follows:

             2003                               $ 231,717
             2004                                 222,462
             2005                                 183,772
             2006                                 189,288
             2007                                 194,972
             Thereafter                           318,526
                                            -------------
                                               $1,340,737
                                            =============

                             REDWOOD MORTGAGE CORP.
                             Notes to Balance Sheets
                           September 30, 2002 and 2001


13.    Subsequent Events

     Redwood Mortgage Investors VIII, for which the Company is a general partner, had registered an investment offering for an additional 50,000,000 units ($50,000,000) which was approved by the Securities and Exchange Commission in October, 2002.

     Subsequent to year end, the Company entered into a sub-lease agreement to sub-lease some of the Company's previous office space. The sub-lease is noncancelable, calls for monthly sub-lease payments of $853, and terminates in 2003.